2016

VIRGINIA VETERINARY CONFERENCE



VVC

The Hotel Roanoke & Conference Center

FEBRUARY 25-27

Roanoke ✕ *Virginia*

hosted by

VIRGINIA VETERINARY MEDICAL ASSOCIATION

in association with:

VIRGINIA ACADEMY OF FOOD ANIMAL PRACTITIONERS
VIRGINIA ASSOCIATION OF EQUINE PRACTITIONERS
VIRGINIA ASSOCIATION OF LICENSED VETERINARY TECHNICIANS

Your Virginia Veterinary Medical Association is planning a fantastic conference on February 25-28, 2016 at the Hotel Roanoke & Conference Center in Roanoke Virginia. This conference is your time to meet with colleagues, attend first class continuing education and visit with exhibitors to see what is new in the profession.

On Thursday, prior to the continuing education sessions, the VVMA Board of Directors will meet at 11:00 am. All VVMA members are welcome to attend this board meeting. It is a great opportunity not only to meet your board members, but to hear about many of the issues that face our profession throughout the Commonwealth. If you would like to attend, please contact Robin or Talya at the VVMA office for more information.

The conference officially starts with a Welcome Reception on Thursday evening at 6:30pm. After the reception, we also have two guest speakers, Randal Nett, MD, MPH and Katie Kurkjian, DVM . Drs. Nett and Kurkjian hope to direct an open and frank discussion about the very disturbing increase in suicide by members of our profession. For those of you who knew Dr. Keith de la Cruz, a colleague and a friend, this is a particularly pertinent topic.

The keynote speaker on Friday morning is Dan Guralnick, MD, a cardiologist from Bellevue, Washington. Dr. Guralnick, who is a fellow of the American College of Cardiology, will be speaking about the integration of telemedicine into veterinary medicine. Having seen a lot of change in our profession over the past 40 years of practice, I am intrigued by this concept which apparently works well in the human field; I am excited to see and hear his presentation.

Following the keynote presentation, the VVMA will have its Annual Meeting during which we will present the VVMA Commercial Representative of the Year, Mentor of the Year, and LVT of the Year awards. After the annual meeting, Friday will be filled with five simultaneous tracts: two companion animal, one equine, one food animal and one public practice. On Saturday, in addition to the companion animal, equine and food animal tracts, we will also offer a complementary tract which has always been well attended. To end the day on Friday, there will be an Exhibitor Appreciation Reception and the VA-MD College of Veterinary Medicine Alumni Society Silent Auction.

Saturday is filled with educational sessions, followed by a 6:30 pm reception and dinner. At this annual event, the new VVMA officers are installed and the 2016 Virginia Veterinary Awards will be presented.

One of the unique aspects of our annual conference is that the topics and the speakers are chosen based on the feedback collected from attendees from previous years. Therefore, it is our desire to produce a conference that you want to attend.

This year, we have some of the best speakers in the country coming to Roanoke, per your request. I hope to see you there!

Margaret J. Rucker, DVM

Margaret (Peg) J. Rucker, DVM
VVMA President-Elect and Conference Chair

REGISTER ONLINE AT WWW.VVMA.ORG/VVC

Thank You 2016 VVC Sponsors!

PLATINUM


Zoetis

GOLD


Akina animal health


MERIAL

BRONZE


Access National Bank — The Difference is Access.


Agape pet services — love without limits


Elanco


PATTERSON VETERINARY


PURINA PRO PLAN VETERINARY DIETS


VAnimalID — www.VAnimalID.info

SPEAKER SPONSORS

Boehringer-Ingelheim

Dechra

Elanco

Kinetic Vet

Medtronic

Merial

Nestle Purina PetCare

Nutramax Laboratories

VA-MD College of Veterinary Medicine

VT Marion duPont Scott Equine Medical Center

CONTRIBUTING SPONSORS

CVCA: Cardiac Care for Pets

Nutramax Laboratories

Redstone Media Group Inc

Washington Homeopathic Products

2016 VVC EXHIBITORS

(AT TIME OF PUBLICATION)

Abaxis
AB Bernstein
Absolute Anesthesia
Access National Bank
Agape Pet Services
Akina Animal Health
Bayer Animal Health
Blue Buffalo Company
Boehringer-Ingelheim
Clark Distributors Invisible Fence Brand
Companion Animal Health by LiteCure
Cuattro Digital Imaging
CVCA: Cardiac Care for Pets
Dechra
Diagnostic Health Group
Diamondback Drugs
Elanco Animal Health
Elsevier/Atlantic Medical Books
Heartland Payment Systems
Helping Hands Affordable Vet. Surgery & Dental Care
Henry Schein Animal Health
Heska Corporation
In Memoriam Pet Services
Kinetic Vet
K-Laser USA
Lincoln Memorial University College of Vet. Med.
Merial
MWI Veterinary Supply
Nestle Purina PetCare
Patterson Veterinary
PetVet Care Centers Mgmt LLC
Precision Pharmacy
Roadrunner Pharmacy
scil animal care company
Simmons Mid-Atlantic
Universal Imaging, INC.
VetEvolve Holdings, LLC
VetMatrix
Virbac
Virginia Animal ID Program
Virginia-Maryland College of Vet. Med.
Virginia Veterinary Specialists
X-ray Engineering Co of VA INC
Zoetis

2016 VVC COMMITTEES

COMPLEMENTARY MEDICINE
Marge Lewter, DVM

EQUINE
Jane Froeling, DVM
Kelly Giunta, VMD
Meg Hammond, DVM
Howland Mansfield, DVM
Tracy Norman, DVM
Leslie Rhodes, DVM
Katie Wilson, DVM

FOOD ANIMAL
Nathaniel Burke, DVM
Ben Blankenship, DVM
John Currin, DVM
Don Gardner, DVM
Melinda McCall, DVM
Dee Whittier, DVM

PUBLIC PRACTICE
Bruce Bowman, DVM
Megan Kirchgessner, DVM
Julia Murphy, DVM, MS, DACVPM
Mark Remick, DVM
Richard Wilkes, DVM

SMALL ANIMAL
CONFERENCE CHAIR
Peggy Rucker, DVM
Martin Betts, DVM
Jeff Newman, DVM
Terry Taylor, DVM

TECHNICIAN
Jane Naramore, LVT
Taryn Singleton, LVT
Amanda Sontag, LVT

Conference Details

The 2016 Virginia Veterinary Conference 75 hours of continuing education. If you attend the conference Friday and Saturday, you may earn the necessary 15 hours to renew your Virginia license. It is the responsibility of the attendee to determine what is acceptable as continuing education in your state.

By registering for the Virginia Veterinary Conference, you are consenting that your name and address may be given to conference exhibitors, sponsors and other affiliates for their use as a follow-up tool.

3 WAYS TO REGISTER

- Online- Visit *www.vvma.org/vvc*
- Fax- 804-346-2655
- Mail- Enclose registration & mail to:
  VVMA
  3801 Westerre Pkwy, Suite D
  Henrico, VA 23233

REGISTRATION INCLUDES

- Free speaker notes; available to download off the VVMA website in early February
- Thursday Welcome Reception
- Thursday evening "Risk Factors & Attitudes Toward Mental Illness in Veterinarians" presentation
- Friday's Exhibitor Appreciation Reception
- Continental Breakfasts, Breaks and Lunches

EARLY REGISTRATION DEADLINE

The early registration deadline is Monday, February 1, 2016. Registrations postmarked or received by fax, or online after this date will be charged the late rate. Onsite registrations will also be charged the late rate. Please make checks payable to the VVMA. We also accept Visa, MasterCard, Discover and American Express.

NAME BADGES

Name badges are required for meals, access to the exhibit hall and participation in all educational sessions.

REFUND POLICY

NO Registration refunds will be issued after February 1, 2016. If you cancel before February 1st, we will refund your registration fee, less a $75 administrative fee. We DO ALLOW registrants to transfer their registration to another person's name.

HOTEL RESERVATIONS

Our host hotel, The Hotel Roanoke & Conference Center, is offering a conference rate of $135 single/double per night plus applicable taxes. You will need to make your reservation prior to January 15, 2016. Hotel reservations are to be made directly with the Hotel Roanoke at 540-985-5900 or online at *www.vvma.org/vvc*. Parking rates will apply to overnight and day guests.

VISIT THE EXHIBIT HALL

Visiting the companies that are exhibiting at the conference will provide you with relevant information on their product or service for you to take home to your practice. PLAY THE EXHIBIT HALL GAME FOR A CHANCE TO WIN GIFT CARDS!

PROCEEDINGS

Speaker proceedings may be obtained one of the following ways:

- Pre-purchase hard copy proceedings to be picked up when you check in at registration ($65)
- Receive an email when notes are available to download off the VVMA website (free)

SPOUSES & GUESTS

Be sure to register your spouse/guest if they would like to receive continental breakfasts, breaks and lunches during the conference.

PARTICIPANTS WITH DISABILITIES

If you need reasonable accommodation to attend this conference, please contact the VVMA office at 800-937-8862.



Schedule
FRIDAY, FEBRUARY 26

Friday Highlights

8:00am
Keynote Presentation, "Telehealth: Current Trends in Human Medicine and Applications to Veterinary Medicine," Dan Guralnick, MD

9:00am
VVMA Annual Meeting & Award Presentations -Mentor of the Year, LVT of the Year & VVMA Commercial Representative of the Year

10:00am-5:45pm
Educational Sessions

5:45-6:45pm
Exhibitor Appreciation Reception & VA-MD College of Veterinary Medicine Alumni Society Silent Auction

7 hours of CE credits

Small Animal I	Small Animal II
**7:30am	Continental Breakfast in Crystal Ballroom Foyer**	
8:00am	Keynote Address: Dan Guralnick, MD 9:00am	VVMA Annual Meeting; Commercial Representative of the Year, Mentor of the Year & LVT Awards	
**9:40-10:00am	Break in Exhibit Hall**	
10:00am *Challenging Cases Requiring the Skills of the Internist & the Surgeon* **Dr. Mike Lappin & Dr. Howard Seim**	
**10:55-11:05am	Break in Exhibit Hall**	
11:05am *Challenging Cases Requiring the Skills of the Internist & the Surgeon* **Dr. Mike Lappin & Dr. Howard Seim**	
**12:45-1:50pm	Lunch in Exhibit Hall**	
1:50pm *Update on Flea Borne Diseases (Bartonella spp. Hemoplasmas, & Rickettsia) of the Cat* **Dr. Lappin**	**1:50pm** *The 10-minute Gastropexy & The 4-ligature Splenectomy* **Dr. Seim**
**2:45-2:55pm	Break in Exhibit Hall**	
2:55pm *Update on Tick Borne Diseases of the Cat (Anaplasma, Borrelia, Cytauxzoon & Ehrlichia)* **Dr. Lappin**	**2:55pm** *Surgery for Brachycephalic Syndrome & Anal Sacculectomy: A Novel Approach* **Dr. Seim**
**3:50-4:05pm	Break in Exhibit Hall**	
4:05pm *Diagnosis, Treatment & Prevention of Feline Upper Respiratory Tract Infections in Cats: Part 1* **Dr. Lappin**	**4:05pm** *Surgically Managing Canine Calculi* *Canine Urethrotomy & Urethrostomy* *Feline Perineal Urethrostomy: A Novel Approach* **Dr. Seim**
4:55pm *Diagnosis, Treatment & Prevention of Feline Upper Respiratory Tract Infections in Cats: Part 2* **Dr. Lappin**	

Food Animal	**Public Practice**	**Equine**
**7:30am	Continental Breakfast in Crystal Ballroom Foyer**		

8:00am | Keynote Address: Dan Guralnick, MD
9:00am | VVMA Annual Meeting; Commercial Representative of the Year, Mentor of the Year & LVT Awards

**9:40-10:05am	Break in Exhibit Hall**		
10:05am	**10:05am**	**10:05am**
Managing SCC to Control Subclinical Mastitis	*Veterinarians & Risk Factors for Suicide— How Do We Prevent Future Suicides Among Virginia's Veterinarians?*	*Neoplasia of the Adnexa & Cornea & Equine Recurrent Uveitis*
Dr. Pamela Ruegg	**Randall Nett, MD & Trent Davis, PhD**	**Dr. Phil Pickett**
		
	11:15am	**11:15am**
	(Food Animal & Public Practice joint session)	*Corneal Ulceration, Corneal Stromal Abscess/cellulitis, & Eosinophilic Keratoconjunctivitis*
	The Mid-Atlantic Secure Milk Supply Plan: A Hoof-and-Mouth Disease Preparedness and Continuity of Business Initiative	
	Carolyn Peterson	**Dr. Pickett**

**12:05-1:10pm	Lunch in Exhibit Hall**		
1:10pm	**1:10pm**	**1:10pm**
To Dry Treat or Not to Dry Treat- When Does Selective Dry Cow Treatment Work?	*Virginia Department of Game & Inland Fisheries Rules & Regulations: What Veterinarians Need to Know*	*Joint & Regenerative Therapy*
Dr. Ruegg	**Dr. Megan Kirchgessner**	**Dr. Jennifer Barrett**
		VirginiaTech Marion duPont Scott EQUINE MEDICAL CENTER

**2:00-2:10pm	Break in Exhibit Hall**		
2:10pm	**2:10pm**	**2:10pm**
Making Judicious Treatment Decisions for Clinical Mastitis	*High Pathogen Avian Influenza*	*Joint & Regenerative Therapy, cont.*
Dr. Ruegg	**Speaker TBD**	**Dr. Barrett**
		VirginiaTech Marion duPont Scott EQUINE MEDICAL CENTER
2:50pm	**3:00pm**	**3:00pm**
The Vital 90 Days & Why Its Important to a Successful Lactation	*High Pathogen Avian Influenza*	*"Global Worming": What You Can Do To Prevent De-Wormer Meltdown in the 21st Century*
Dr. David McClary	**Dr. JoAnna Quinn**	**Dr. Rose Nolen-Walston**
		

**3:50-4:05pm	Break in Exhibit Hall**		
4:05pm	**4:05pm**	**4:05pm**
Veterinary Feed Directives: What VA Practitioners Need to Know	*NVAP Module 7: Foreign Animal Disease Detection in Category I Animals*	*Field Treatment Of Colitis*
Dr. Michael Murphy	**Dr. Mark Remick**	**Dr. Rose Nolen-Walston**
4:55pm	**4:55pm**	
Veterinary Feed Directives & Prescription Drug Dispensing Panel	(Public Practice & Equine joint session)	
Drs. Nathaniel Burke, Snowdy Hunter, Tom Massie, Melinda McCall & Michael Muprhy	*Equine Herpes Myeloencephalopathy (EHM): A Practical Approach to Diagnosis, Quarantine & Treatment*	
	Dr. Abby Sage	
	The State Veterinarian Response to a Confirmed Case of EHM	
	Dr. Don Hopson	



Schedule

SATURDAY, FEBRUARY 27

Saturday Highlights

7:00am
Devotional

8:00am-5:00pm
Educational Sessions

6:30pm
2016 Virginia Veterinary Awards Reception

7:30pm
2016 Virginia Veterinary Awards Banquet & Installation of Officers

veterinarians rock!

8 hours of CE credits

Small Animal I	Small Animal II
7:30am | Continental Breakfast in Exhibit Hall	
8:00am *Laryngeal Paralysis: a New Look at an Old Problem* **Dr. Kristy Broaddus**	8:00am *Update on Feline Epilepsy* **Dr. John Rossmeisl** Virginia-Maryland College of Veterinary Medicine
8:55-9:15am | Break in Exhibit Hall	
9:15am *Dog Bite Wounds: Why Are They So Hard to Manage?* **Dr. Broaddus**	9:15am *How I Treat Status Epilepticus* **Dr. Rossmeisl** Virginia-Maryland College of Veterinary Medicine
10:10am *Suture Selection: It Does Matter* **Dr. Broaddus**	10:10am *One Health* **Dr. Joe Annelli**
11:05-11:20am | Break in Exhibit Hall	
11:20am *Practical Ophthalmic Surgery for the Small Animal Practitioner* **Dr. Phil Pickett** Virginia-Maryland College of Veterinary Medicine	11:20am *One Health, cont.* **Dr. Annelli**
12:10-1:20pm | Lunch in Exhibit Hall	
1:20pm *Practical Ophthalmic Surgery for the Small Animal Practitioner, cont.* **Dr. Pickett** Virginia-Maryland College of Veterinary Medicine	1:20pm *Common Orthopedic Soft Tissue Injuries of the Front Limb* **Dr. David Dycus** Nutramax Laboratories Veterinary Sciences, Inc.
2:10-2:20pm | Break	
2:20pm *Otitis Externa- Diagnosis & Treatment or What I Wish They Taught Me in Vet School* **Dr. Paul Bloom** Dechra	2:20pm *A Surgeon's Perspective on the Current Trends for the Management of Osteoarthritis* **Dr. Dycus** Nutramax Laboratories Veterinary Sciences, Inc.
3:10-3:20pm | Break	
3:20pm *Otitis Externa- Diagnosis & Treatment or What I Wish They Taught Me in Vet School, cont.* **Dr. Bloom** Dechra	3:20pm Regenerative Medicine in Orthopedics: A New Approach to an Old Problem **Dr. Dycus** Nutramax Laboratories Veterinary Sciences, Inc.
4:10pm *Update on the Treatment of Atopic Dermatitis & an Update on New Therapies* **Dr. Bloom**	4:10pm Introduction to Complementary Medicine **Dr. Marge Lewter**













Food Animal	Complementary Medicine	Equine
**7:30am	Continental Breakfast in Exhibit Hall**		
8:00am *Beef Herd Management – Fertility* **Dr. Mark Hilton**	**8:00am** *Introduction to Herbal Medicine* **Dr. Lewter**	**8:00am** *Clenbuterol – the Good, the Bad & the Ugly* **Dr. Rose Nolen-Walston**
9:00am *Beef Herd Management – Nutrition* **Dr. Hilton**	**9:00am** *Integrating Holistic Medicine Into Practice* **Dr. Marge Lewter**	**9:00am** *Equine Blood Transfusion - What You Need to Know to Get the Job Done* **Dr. Nolen-Walston**
**9:55-10:10am	Break in Exhibit Hall**		
10:10am *Beef Herd Management – Dystocia Prevention & Treatment* **Dr. Hilton**	**10:10am** *Veterinary Homeopathy 101: A Powerful Healing Tool* **Dr. Christina Chambreau**	**10:10am** *Allergic Dermatitis in Horses: Diagnosis & Treatment* **Dr. Suzi White**
		
11:00am *Backgrounding for Profit* **Dr. Hilton**	**11:00am** *Veterinary Homeopathy 102: Getting Started in Your Practice* **Dr. Chambreau**	**11:00am** *Skin Infections in Horses: Diagnosis & Treatment* **Dr. White**
**11:50-1:10pm	Lunch in Exhibit Hall**		
12:30-1:30pm VA Academy of Food Animal Practitioners Business Meeting **1:30pm** *Update on Anthelmintic Resistance in Parasites of Cattle: How does this change optimal approaches to control ?* **Dr. Ray Kaplan**	**1:10pm** *Veterinary Homeopathy 201: Methodology for Tackling Chronic Disease Problems* **Dr. Sidney Storozum**	**1:10pm** *Autoimmune Diseases in Horses: Diagnosis & Treatment* **Dr. White** 
MERIAL **2:15pm** *Sustainable integrated parasite management in small ruminants: These ain't your fathers' parasites* **Dr. Kaplan**	**2:05-2:15pm	Break**	
	2:15pm *Veterinary Homeopathy 201: Methodology for Tackling Chronic Disease Problems, cont.* **Dr. Storozum**	**2:15pm** *Testing for Genetic Disease: When is it Appropriate?* **Dr. Stephanie Valberg**
**3:05-3:20pm	Break**	**3:10-3:20pm	Break**	
3:20pm *Pregnancy Loss in Virginia Commercial Beef Cows* **Dr. John Currin** **Virginia-Maryland** College of **Veterinary Medicine**	**3:20pm** *Using homeopathic principles to improve life in your practice* **Dr. Chambreau**	**3:20pm** *What is New in Diagnosing & Treating Exertional Myopathies* **Dr. Valberg**
4:10pm *Poultry Health Basics* **Dr. Bill Pierson**	**4:10pm** *Legalities & Ethics for Alternative Veterinary Medicine* **Dr. Storozum**	**4:10pm** *Shivers & Other Movement Disorders* **Dr. Valberg**



Conference Schedule

Virginia Association of Licensed Veterinary Technicians

For LVT registration, visit www.valvt.org

Friday, February 26

7:30 a.m. – 8:00 a.m.	Registration and Breakfast
8:00 a.m. – 9:40 a.m.	General Session: Annual Meeting/VVMA Presentation
9:40 a.m. – 10:05 a.m.	Break
10:05 a.m. – 11:00 a.m.	What Are These Tubes…and Where Do They Go? *Susan Clark LVT, VTS (ECC)*
11:00 a.m. – 11:15 a.m.	Break
11:15 a.m. – 12:05 p.m.	Chemotherapy Safety *Brittany McDole LVT* ***sponsored by The Oncology Service***
12:05 p.m. – 1:10 p.m.	Lunch
1:10 p.m. – 2:00 p.m.	VALVT Business Meeting
2:00 p.m. – 2:10 p.m.	Break
2:10 p.m. – 3:00 p.m.	Feline Friendly Restraint, Handling and Sedation Techniques *Ellen Carozza LVT* ***sponsored by Zoetis***
3:00 p.m. – 3:50 p.m.	Understanding the Complicated Neonatal Kitten *Ellen Carozza LVT* ***sponsored by Zoetis***
3:50 p.m. – 4:05 p.m.	Break
4:05 p.m. – 4:55 p.m.	Recognizing and Monitoring the Painful Patient *Susan Clark LVT, VTS (ECC)*
4:55 p.m. – 5:45 p.m.	New Recommendations in CPR *Susan Clark LVT, VTS (ECC)*

Saturday, February 27

7:00 a.m. – 8:00 a.m.	Registration and Breakfast
8:00a.m. – 9:00 a.m.	Cardiorenal Syndrome *Danielle Russ LVT*
9:00 a.m. – 9:55 a.m.	Differentiating Between Cardiac and Respiratory Causes for Cough/Dyspnea *Danielle Russ LVT*
9:55 a.m. – 10:10 a.m.	Break
10:10 a.m. – 11:00 a.m.	Pain Management in the Critical Patient *Tasha McNerney BS, CVT*
11:00 a.m. – 11:50 a.m.	Top Myths in Veterinary Anesthesia *Tasha McNerney BS, CVT*
11:50 a.m. – 1:10 p.m.	Lunch
1:10 p.m. – 2:05 p.m.	Optimizing Your Emergency Response *Julie Antonellis LVT, VTS (ECC)*
2:05 p.m. – 2:15 p.m.	Break
2:15 p.m. – 3:10 p.m.	Blood Gases *Julie Antonellis LVT, VTS (ECC)*
3:10 p.m. – 3:20 p.m.	Break
3:20 p.m. – 4:10 p.m.	Radiation Oncology Therapy *Becky Karabinus LVT* ***sponsored by The Oncology Service***
4:10 p.m. – 5:00 p.m.	Radiation Oncology Case Studies *Becky Karabinus LVT* ***sponsored by The Oncology Service***



For LVT registration, visit www.valvt.org



Thursday, February 25

The Welcome Reception begins at 6:30pm.

At 7:30pm, Randy Nett, MD and Katie Kurkjian, DVM will lead a presentation and discussion on "Risk Factors for Suicide, Attitudes Toward Mental Health Illness, and Practice Related Stressors Among Veterinarians."

Saturday, February 27

We hope you'll join us as at the 2016 Veterinary Awards Banquet as we recognize some of Virginia's most outstanding veterinarians.

The reception begins at 6:30pm and dinner at 7:30pm.

Tickets are available for purchase online and on the enclosed registration form.

Speaker Profiles



Joseph Annelli, DVM, MS
One Health Coordination Center, USDA-APHIS



Jennifer Barrett, DVM, PhD, DACVS, DACVSMR
VT Marion duPont Scott Equine Medical Center

Paul Bloom, DVM, DACVD, DABVP (Canine & Feline)
Bloom Animal Hospital



Kristy Broaddus, DVM, MS, DACVS
Veterinary Emergency & Specialty Center



Christina Chambreau, DVM
Healthy Pets & People



John Currin, DVM, DABVP
VA-MD College of Veterinary Medicine

Trent Davis, PhD, LPC
Thomas E. Cook Counseling Center



David Dycus, DVM, MS, DACVS (Small Animal)
Veterinary Orthopedic Sports Medicine Group

W. Mark Hilton, DVM, DABVP
Purdue University College of Veterinary Medicine



Don Hopson, DVM
VA Department of Agriculture, Office of Veterinary Services



Ray Kaplan, DVM, PhD, DEVPC, DACVM
The UGA College of Veterinary Medicine



Megan Kirchgessner, DVM PhD
VA Department of Game & Inland Fisheries



Michael Lappin, DVM, PhD, DACVIM
Colorado State University Veterinary Teaching Hospital



Marjorie Lewter, DVM
Holistic Veterinary Consultants



David McClary, DVM, MS
Elanco Animal Health

Michael Murphy, DVM
US Food & Drug Administration

Randall Nett, MD, MPH
Centers for Disease Control & Prevention



Rose Nolen-Walston, DVM, DACVIM (LAIM)
University of Pennsylvania School of Veterinary Medicine

Carolyn Peterson
Peterson Dairy Consulting, LLC



J. Phillip Pickett, DVM, DACVO
VA-MD College of Veterinary Medicine



F. William Pierson, MS, DVM, PhD, DACPV
VA-MD College of Veterinary Medicine



JoAnna Quinn, DVM, MAM, DACPV
USDA APHIS



John Rossmeisl, DVM, MS, DACVIM (Internal Medicine & Neurology)
VA-MD College of Veterinary Medicine



Pamela Ruegg, DVM, MPVM
University of Wisconsin School of Veterinary Medicine



Abby Sage, VMD, DACVIM
VA Department of Agriculture, Office of Veterinary Services



Howard Seim, III, DVM, DACVS
Colorado State University Veterinary Teaching Hospital

Sidney Storozum, DVM, JD, CVH



Stephanie Valberg, DVM, PhD, DACVIM, DACVSMR
Michigan State University College of Veterinary Medicine



Susan White, DVM, MS, DACVIM
The University of Georgia, College of Veterinary Medicine, Emeritus



